[Translation]

To Whom It May Concern:

                                                                February 7, 2006

                                                        TOYOTA MOTOR CORPORATION
                                    1, Toyota-cho, Toyota City, Aichi Prefecture

                Notice Concerning the Dissolution of a Subsidiary

We hereby give notification that at the meeting of the Board of Directors of Toyota Motor Corporation ("TMC") held on February 7, 2006, TMC decided to dissolve its subsidiary, Toyota Credit Argentina S.A. ("TCA"), as described below.

1.   Reason for the Dissolution

     TCA was established in September 1998 as a subsidiary of TMC in order to promote the sales finance business in Argentina. Due to Argentina's currency crisis that occurred at the end of 2001, however, it became difficult to continue stable operating activities.
     In November 2004, Toyota Compania Financiera de Argentina S.A. ("TCFA"), a sales finance subsidiary with a banking license, was newly established. As the operating activities of TCA have already been transferred to TCFA and there are no anticipated effects of TCA's dissolution on the sales finance business in Argentina, TMC has decided to dissolve TCA.

2.   Facts of the Subsidiary to be Dissolved

     Company Name:             Toyota Credit Argentina S.A.
     Location:                 877 Moreno Street, 5th Floor C1091AAQ, Buenos Aires, ARGENTINA
     Date of Incorporation:    September 1998
     Representative:           Eduardo Espinelli
     Contents of Business:     Automobile sales finance
     Capital:                  20 million Argentine pesos
     Shareholder Composition:  Toyota Financial Services Americas Corporation: 66.75%
                               Toyota Motor Credit Corporation: 33.25%

3.   Schedule for the Dissolution

     Scheduled to be dissolved in or after December 2006

4.   Anticipated Effects on the Business Performance

     The anticipated effects of the dissolution of TCA on TMC's business performance are minor.